                                         Filed by: Electronics for Imaging, Inc.
                                                Filed under Rules 425 and 14a-12

                      Subject Companies: Electronics for Imaging, Inc. (0-18805)
                                              Printcafe Software, Inc. (0-49710)

The following article appeared in Bloomberg.com:

Electronics for Imaging's Ritchie Comments on Printcafe Offer
By Laure Edwards

Foster City, California, Feb. 25 (Bloomberg) -- Electronics for Imaging Inc.'s John Ritchie, vice president of finance, comments on the company's $27.6 million offer for printing-industry software designer Printcafe Software Inc., after Creo Inc. withdrew its bid. Electronics for Imaging, based in Foster City, California, offered $2.60 a share in cash and stock for Printcafe on Jan. 23. Creo, a Canadian maker of digital-printing gear, yesterday withdrew its $3-a-share offer. Creo, which holds 45 percent of Printcafe's shares, had offered its own stock. Electronics for Imaging's "offer of a combination of stock and cash was a more attractive currency. The trading volume of Creo is not particularly liquid." "We're proceeding to finalize the merger agreement." "It could be six to 10 weeks before the deal is finalized" after regulatory approvals. On whether Printcafe's special committee has accepted the offer. "Up until the time they receive the merger agreement, they will be able to determine whether they will accept the offer. But all the (Securities and Exchange Commission) filings point to it." "At this time, we have no need to exercise our option to buy 20 percent of Printcafe's stock at $2.60 a share" because there are no other buyers.

EFI believes that this article contains a number of inaccuracies and the correct information is:

      - Each Printcafe stockholder may elect to receive cash or shares of Electronics for Imaging common stock with respect to each share of Printcafe they own.

      - The merger is expected to be completed in the second quarter of 2003 but the exact date can not be predicted;

      - There are no required regulatory approvals, other than the effectiveness of Electronics for Imaging's registration statement to be filed with the SEC

      - Mr. Ritchie stated that there was no binding agreement as of the time the Nasdaq market closed on February 25, 2003 and that he could not predict whether or not the parties would be able to negotiate, execute and deliver a binding merger agreement. The parties did, in fact, deliver a binding merger agreement early in the morning of February 26, 2003.

      - EFI has the right to exercise its option to acquire shares of Printcafe common stock until the expiration of the option, and may do so at any time. The merger agreement provides that if EFI does not exercise its option in full on the record date for the Printcafe stockholders meeting to adopt the merger agreement, Printcafe may terminate the merger agreement.

The offer and sale of shares of EFI common stock in connection with the merger will be registered with the SEC. That registration statement on Form S-4 has not been filed as of the date of this press release and, once filed, copies may be obtained from either EFI or Printcafe or at the SEC's website www.sec.gov. The registration statement will contain important information as to how the merger will affect investments in shares of either EFI or Printcafe and interested persons should carefully read that registration statement in its entirety.

Printcafe and its directors and executive officers may be deemed to be participants in the solicitation of proxies from its security holders in favor of the adoption of the merger agreement. The directors and executive officers of Printcafe and their beneficial ownership of Printcafe common stock are set forth in the prospectus for Printcafe's initial public offering and has been supplemented by filings on Schedule 13D/G with the SEC. You may obtain those documents free of charge at the SEC's website, www.sec.gov. Printcafe's security holders may obtain additional information regarding the interests of the foregoing people by reading the registration statement when it becomes available.